UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

September 30, 2017

Social Investment Holdings, Inc.
(Exact name of issuer as specified in its charter)

Florida	81-5142220
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2121 SW 3rd Ave., Suite 601, Miami, FL 33129

(Full mailing address of principal executive offices)

(305) 351-2407

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company continues as a newly-formed entity now seeking development and expansion capital in order to create a network of businesses and services focused on and directed to minorities in the United States and natives of Sub-Sahara Africa and certain Caribbean countries. Having its Regulation A Offering declared effective September 27, 2017, $25,000,000 of its shares are qualified to be sold at $10.00 per share on a self-underwritten basis (meaning without the use of broker-dealer(s)). In fact, the Company’s business operations are almost totally dependent on the relative success of its IPO offering. Accordingly, the emphasis of this Semi-Annual Report is on progress of the Company’s offering since its Regulation A Offering was declared effective.

As the Company had only been involved in organizational activities and researching potential businesses, the Company continues, to date, to maintain the eleven (11) executed joint venture agreements entered into with its original filing and one (1) contract relating to the projects and activities described above (with all subject to obtaining needed funding in this Offering). The Company’s financial situation to date is, in management’s view, not reflective of what management expects the Company’s financial situation to be after the successful completion of all or a portion of this Offering. After having its Regulation A+ Tier 2 securities Offering SEC-qualified, seven states, critical to its offering, required (because the offering is self-underwritten) the Company’s designated directors and/or executive officers’ to be registered as “agents of the issuer” - - in their states before the Offering could commence in those states. The critical states are Florida, Texas, New York, Arizona and Alabama. As the Company’s management believes small and minority businesses in those states will ultimately consume products and services for their communities, the Company’s management decided to delay the commencement of the Offering, to better serve the ultimate potential beneficiaries of the offering.

On or about December 15, 2017, the Company received approval from Arizona to sell its securities in that state. On or about December 22, 2017, the Company received approval from the state of Florida to sell its securities in that state. The Company intends to commence the Offering after receiving approvals from the states of Texas and New York. However, the Company may proceed with the Offering if Texas and or New York continue to delay approval for the sale of the Company’s securities’.

The 11 definitive joint venture agreements have not been negotiated. As stated in the Company’s original filing, the definitive joint venture agreements will be negotiated with some or all of the individual joint venturers once the Company raises adequate funds in the Offering. There will be specific operating plans and shareholder agreements with each of the joint ventures, including conditions under which the joint ventures would be structured to expand when financially able to do so. The funds contributed by the Company into the joint ventures are not expected to generate dividends. However, there are expected to be (i) fees paid to the Company from the joint venture companies, once financial conditions allow, and (ii) participation (in due course) in the equity of the joint venture companies. (See “The Business Model – Joint Ventures.”)

The businesses and services the Company anticipates pursuing continues to depend heavily on the level of capital raised in this Offering. If only the minimum Offering is achieved, the Company anticipates using such proceeds to execute the minimal real estate, communications and manufacturing projects. In such case, the working capital after investments will be approximately $93,000, with the maximum investment on these projects being $550,000. Any proceeds would then be used to move forward with expanding the Company’s network of businesses and services. If the maximum Offering is achieved, the Company plans to fully proceed with business and projects as set out above and (in greater detail) in the Offering Circular. (See “Our Business.”)

2

Liquidity and Capital Resources

The Company, as it has done since its inception, continues to operate solely by receiving loans for start-up and development. Some of these financial agreements may be considered related party transactions. (For details, see “Interest of Management and Others in Certain Transactions -- Related Party Financial Transactions” which is hereby incorporated by reference.)

If the minimum is reached, the Company should have adequate resources to at least operate at a minimal level and, over time, generate revenue for the investors. If the mid-point is reached, the Company’s investment into the timber concession, through the contemplated PHEO joint venture, should provide the liquidity necessary to execute our Company’s business plan. However, if the Company does not reach the minimum, it is unlikely the Company will have the liquidity to remain a going concern.

Plan of Operations

The Company's activities have been limited since its Offering Statement was qualified by the SEC. The limited activities of the Company are attributed to the delay in approvals from the key states with more stringent requirements for selling securities to their residents. The Company’s president has continued to build on the relationships with the potential joint/venture partners of this Offering, keeping them informed of the progress of the agent of issuer qualification process with the key states. The Company has secured additional loans to cover nominal operating expenses. Additional time continues to be contributed to developing business relationships and strategy development for investment targets and raising capital.

Unforeseen risks not anticipated by management associated with the time needed to meet the agent of issuer requirements of the states have consumed three months of the nine months anticipated for this Offering. Management believes the period is adequate as it expects the approvals from two additional states to be received within the first two weeks of the first quarter of 2018.In the event the Offering needs to be kept open longer than the 9 month Offering period, it is management’s current intent to amend the Offering Statement to extend the Offering to the degree SEC regulations permit.

The Company’s action plan, we believe, is geared to raising varying amounts of capital continues to be viable. The Company will structure its operations based on both the amount of capital raised in this Offering and the timing of the receipt of the proceeds. Hence, during its initial 12 months of operation following the Offering, the Company (assuming adequate funding is raised) will devote a significant portion of its day-to-day operations to marketing, recruiting and retaining key personnel as well as creating a variety of unique products and services tailored to target markets in Sub-Sahara Africa and the U.S.

As previously outlined, with a minimum funding level of $1,000,000, the Company's operations would be limited to the Company’s smaller manufacturing projects. However, the Company also believes it will be able to secure additional assets into the potential joint/venture with People Helping Each Other, the non-profit company, described in the Offering Circular, by investing the $100,000 shown in the Use of Proceeds. The additional assets could give the Company the ability to fund more of the Company’s additional prospective projects.

Item 2. Other Information

None

Item 3. Financial Statements

See Below

Item 4. Exhibits

None

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F-1

SOCIAL INVESTMENT HOLDINGS, INC.

Condensed Balance Sheets

	September 30, 2017	March 31, 2017
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$26,072	$5,542
Loans receivable and accrued interest, related party	161,109	60,362
Line of credit and accrued interest, related party	140,171	10,060
Advances, related party	3,577	-
Prepaid expenses and other assets	5,000	3,000

Total current assets	335,929	78,964

Total Assets	$335,929	$78,964

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Demand loan payable, related party	$53	$5,049
Short term demand note	18,000	-
Convertible notes payable and accrued interest, net of discount	162,865	4,764

Total current liabilities	180,918	9,813

Total Liabilities	180,918	9,813

Commitments and contingencies

STOCKHOLDER’S EQUITY
Common stock, $0.0001 par value, authorized 100,000,000 shares; 7,500,000 issued and outstanding	750	750
Additional paid-in capital	348,950	81,750
Accumulated deficit	(194,689)	(13,349)

Total stockholder’s equity	155,011	69,151

Total Liabilities and Stockholder’s Equity	$335,929	$78,964

The accompanying notes are an integral part of the financial statements

F-2

SOCIAL INVESTMENT HOLDINGS, INC.

Condensed Statement of Operations

(unaudited)

For the Six Months, Ended September 30, 2017

REVENUES	$-

OPERATING EXPENSES:
General and administrative expenses	33,173

Total expenses	33,173

OTHER (INCOME) EXPENSE
Interest income	(9,939)
Interest expense	158,106

Total other (income) expense	148,167

Net loss before income taxes	(181,340)
Income taxes	-

Net loss	$(181,340)

Net loss per weighted average common share	$(0.02)

Number of weighted average common shares outstanding	7,500,000

The accompanying notes are an integral part of the financial statements

F-3

SOCIAL INVESTMENT HOLDINGS, INC.

Statement of Stockholders’ Equity (Deficit)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity

BALANCE, January 31, 2017	-	$-	$-	$-	$-
Common stock issued for services	7,500,000	750	6,750	-	7,500
Beneficial conversion rights in connection with issuance of convertible notes	-	-	75,000		75,000
Net loss	-	-	-	(13,349)	(13,349)

Balance, March 31, 2017	7,500,000	750	81,750	(13,349)	69,151

Beneficial conversion rights in connection with issuance of convertible notes	-	-	267,200	-	267,200
Net loss	-	-	-	(181,340)	(181,340)

Balance, September 30, 2017 (unaudited)	7,500,000	$750	$348,950	$(194,689)	$155,011

The accompanying notes are an integral part of the financial statements

F-4

SOCIAL INVESTMENT HOLDINGS, INC.

Condensed Statement of Cash Flows

(unaudited)

For the Six Months, Ended June 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(181,340)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization of debt discount	146,480
Changes in operating assets and liabilities
Decrease in prepaid professional fees	3,000
(Increase) in accrued interest receivable	(9,939)
Increase in accrued interest payable	11,525

Net cash used by operating activities	(30,274)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposit on Joint Venture Property	(4,900)
Loans and advances to related party	(106,077)
Repayment on loan to related party	8,000
Advances on line of credit to related party	(126,419)

Net cash provided (used) by investing activities	(229,396)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of related party loans payable	(5,000)
Proceeds from third party loans and advances payable	285,200

Net cash provided by financing activities	280,200

Net increase (decrease) in cash	20,530

CASH, beginning of period	5,542

CASH, end of period	$26,072
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-
Taxes	$-

The accompanying notes are an integral part of the financial statements

F-5

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the Six Months Ended June 30, 2017 is unaudited)

(1) NATURE OF OPERATIONS

(a) The Company

Social Investments Holdings, Inc. (ASIH@ or Awe@) is a Florida chartered corporation which conducts business from its headquarters in Miami, Florida. We intend to enter into various joint ventures principally with minority owned businesses. We were incorporated on January 31, 2017, and have elected March 31 as its fiscal year end.

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES

a) Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes as required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments 9consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the period presented is not necessarily indicative of the results that may be expected for the year ending March 31, 2018. The Balance sheet at March 31, 2017 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements. For further information, refer to the financial statement and footnotes thereto included in the Form 1-A/A filed by us with the U.S. Securities and Exchange Commission on September 22, 2017.

b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c) Receivables and Allowance for Doubtful Accounts

We evaluate the collectability of its receivables based on a combination of factors. Collection risks are mitigated by ongoing credit evaluation of its debtors; and frequent contact by us with our debtors enables us to monitor changes in business operations and to respond accordingly. We recognize allowances for doubtful accounts based on the length of time the receivables are outstanding, the current business environment and historical experience.

d) Net Income (Loss) Per Share

Basic loss per share excludes dilution and is computed by dividing the loss attributable to stockholders by the weighted-average number of shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in our earnings. Diluted loss per share is computed by dividing the loss available to stockholders by the weighted average number of shares outstanding for the period and dilutive potential shares outstanding unless consideration of such dilutive potential shares would result in anti-dilution. There were no dilutive common stock equivalents for the Six Months Ended September 30, 2017.

F-6

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

e) IncomTaxes

We follow the provisions of ASC 740-10, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

As of September 30, 2017, our tax year 2017 remains open for IRS audit. We have received no notice of audit or any notifications from the IRS for any of the open tax years.

f) Cash and Cash Equivalents

We consider all highly liquid securities with original maturities of three months or less when acquired, to be cash equivalents. We had no financial instruments that qualified as cash equivalents at September 30, 2017.

g) Financial Instruments and Fair Value Measurements

ASC 825 also requires disclosures of the fair value of financial instruments. The carrying value of our current financial instruments, which include cash and cash equivalents, accounts payable and accrued liabilities approximates their fair values because of the short-term maturities of these instruments.

FASB ASC 820 AFair Value Measurement@ clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

h) Impairment of Long-Lived Assets

A long-lived asset is tested for impairment whenever events or changes in circumstances indicate that its carrying value amount may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds the sum of the undiscounted cash flows resulting from its use and eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the long-lived assets exceeds its fair value.

F-7

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

i) Related Party Transactions

All transactions with related parties are recorded at arms-length and are in the normal course of operations.

j) Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, ARevenue from Contracts with Customers,@ which requires companies to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time based on when control of goods and services transfer to a customer. As a result, we do not expect significant changes in the presentation of our financial statements. This ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and entities are permitted to apply either prospectively or retrospectively; early adoption is permitted. We do not expect adoption of this guidance to have a material effect on our financial position, results of operations and cash flows.

In November 2015, the FASB issued ASU No. 2015-17, ABalance Sheet Classification of Deferred Taxes,@ which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, and entities are permitted to apply either prospectively or retrospectively; early adoption is permitted. We do not expect adoption of this guidance to have a material effect on our financial position, results of operations and cash flows.

In January 2016, the FASB issued ASU No. 2016-01, AFinancial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities@. The new standard principally affects accounting standards for equity investments, financial liabilities where the fair value option has been elected, and the presentation and disclosure requirements for financial instruments. Upon the effective date of the new standards, all equity investments in unconsolidated entities, other than those accounted for using the equity method of accounting, will generally be measured at fair value through earnings. There will no longer be an available-for-sale classification and therefore, no changes in fair value will be reported in other comprehensive income for equity securities with readily determinable fair values. The new guidance on the classification and measurement will be effective for public business entities in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted. We are in the process of evaluating the impact of the adoption of ASU 2016-01 on our financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, ALeases@ which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The ASU is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2016-02 is expected to result in the recognition of right to use assets and associated obligations on its balance sheet.

k) Stock compensation for services rendered

We previously issued shares of common stock in exchange for services rendered. The costs of the services have been valued at the fair value of the services rendered and have been charged to operations.

F-8

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(3) GOING CONCERN

The accompanying financial statements have been prepared assuming that we will continue as a going concern. We have not yet commenced substantial operations and our financial position and operating results raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. We are currently seeking additional capital to allow us to begin our planned operations

(4) CONVERTIBLE REDEEMABLE PROMISSORY NOTES

In March 2017 we issued three (3) Convertible Redeemable Notes with third parties for a total of $75,000. Two of the notes for $35,000 each have a maturity date of February 28, 2018, and the third for $5,000 matures on March 25, 2018. All notes carry a 10% rate of interest. The notes are convertible into shares of our common stock at a 60% discount to the trading price of the then quoted market price of the common stock.

During the six months ended September 30, 2017 we issued nine (9) Convertible Redeemable Notes with third parties for a total of $267,200. One has a maturity date of October 6, 2017; one is due January 1, 2018and the remaining eight mature on February 28, 2018. All notes carry a 10% rate of interest. The notes are convertible into shares of our common stock of the Company at a 60% discount to the then trading price of the quoted market price of the common stock.

In the event of default, the default interest rate becomes 15% and the default conversion rate becomes a 65% discount to the trading price of the quoted market price of the common stock.

Because there was no market price for our common stock on the date of the note issuances, we recognized a beneficial conversion feature of $267,200 as a discount on the notes. The discount is being amortized as additional interest over the life of the note. At September 30, 2017, the unamortized discount is $191,380.

We evaluated the conversion features embedded in the notes payable described above for derivative accounting in accordance with ASC 815-40, Derivatives and Hedging embedded in the notes payable for derivative accounting in accordance with the criteria for classification within shareholders' equity.

(5) SHORT TERM PROMISSORY NOTE

In September 2017 we issued a short-term promissory note with a third party for $18,000. This note had a maturity date of October 6, 2017.

(6) RELATED PARTY TRANSACTIONS

a) Short term line of credit to related party

In March 2017 we provided a short term$100,000 line of credit with a related party. This line of credit carries a 10% interest rate and was due on December 31, 2017. On July 1, 2017 this line of credit was increased to $200,000 and the maturity extended to June 30, 2018. At September 30, 2017, $136,419 had been advanced on this line of credit and had accrued $3,752 in interest.

F-9

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(6) RELATED PARTY TRANSACTIONS, continued

b) Short term loans to related party

In March 2017 we provided a $60,000 short term loan to a related party. This loan carries a 10% interest rate and is due on December 31, 2017. In September 2017 $8,000 of this loan was repaid leaving a balance outstanding of $52,000 at September 30, 2017. At September 30, 2017, interest in the amount of $3,368 had been accrued.

In May 2017 the Company provided a $22,500 short term loan to a related party. This loan carries a 10% interest rate and is due on April 30, 2018. At September 30, 2017, interest in the amount of $918 had been accrued.

In June 2017 we provided a $62,000 short term loan to related party. This loan carries a 10% interest rate and is due on April 30, 2018. At September 30, 2017, interest in the amount of $1,801 had been accrued.

In June 2017 we provided an $18,000 short term loan to a related party. This loan carries a 10% interest rate and is due on May 31, 2018. At September 30, 2017, interest in the amount of $523 had been accrued.

b) Short term loan from related party

The Company received $5,0000 via issuance of demand loan from a related party carrying a 10% interest rate. This loan was repaid in April 2017. However accrued interest of $53 remains unpaid at September 30, 2017.

(7) STOCKHOLDERS EQUITY

At September 30, 2017, we have 100,000,000 shares of par value $0.0001 common stock authorized and 7,500,000 issued and outstanding.

(8) CONCENTRATIONS OF CREDIT RISK

a) Cash

We maintain our cash in bank deposit accounts, which may, at times, may exceed federally insured limits. We did not have cash balances in excess of FDIC insured limits at March 31, 2017 or September 30, 2017.

(9) COMMITMENTS AND CONTINGENCIES

a) Other

We are subject to asserted claims and liabilities that arise in the ordinary course of business. We intend to maintain insurance policies to mitigate potential losses from these actions. In the opinion of management, the amount of the ultimate liability with respect to those actions will not materially affect our financial position or results of operations.

(10) MATERIAL CONTRACTS

During the six months ended September 30, 2017, we entered into the following agreements. The formation of some or all of the joint venture entities described below are conditional upon us obtaining sufficient funding from a contemplated initial public offering of securities of up to $25,000,000:

On May 10, 2017, we entered into an agreement with Alternate Energy Technologies, Inc. to form a new entity designed to manufacture flat-plate, solar thermal collectors and provide turnkey commercial solar water heating solutions and pre-engineered residential systems. We committed to invest $5,000,000 for an 81% ownership interest in the joint venture.

F-10

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(10) MATERIAL CONTRACTS, continued

On May 10, 2017, we entered into an agreement with Eurena=s Fashions International, Inc. to form a new entity designed to sew, manufacture and train entrepreneurs in the sewing and manufacturing of consumer products. We committed to invest $100,000 for an 81% ownership interest in the joint venture.

On May 11, 2017, we entered into an agreement with H. Patrick Range, d/b/a Range Funeral Home, Inc. to form a new entity designed to perform manufacturing, crematorium services, sale and delivery of burial vaults along with providing grave-side services for a consortium of funeral homes and churches. We committed to invest $600,000 for a 20% ownership interest in the joint venture.

On May 11, 2017, we entered into an agreement with Ryan Millennium Group, Inc. to form a new entity designed to provide construction and construction management services. We committed to invest $1,000,000 for a 51% ownership interest in the joint venture.

On May 15, 2017, we entered into an agreement with People Helping Each Other, Incorporated (APHEO@) to form a new entity designed to develop and commercialize 574,000 hectors of timber concessions located in the Democratic Republic of the Congo held by Holdings Enterprise Durables, an entity owned by PHEO. We committed to invest up to $6,500,000 for up to an 81% ownership interest in the joint venture. The eventual ownership interest will be pro rata to the amount invested.

On May 23, 2017, we entered into an agreement with National Black Network Radio and Television, Inc. to form a new entity designed to provide content through radio, television, the internet, newspapers and magazines. We committed to invest up to $1,100,000 for an 81% ownership interest in the joint venture.

On May 23, 2017, we entered into an agreement with TMT Auto Clinic, Inc. to form a new entity to create automotive, vocational technical training centers in minority communities around the country. We committed to invest $1,000,000 for an 81% ownership interest in the joint venture.

On May 24, 2017, we entered into an agreement with Madison Lily, LLC to form a new entity designed to manufacture, sell and deliver convenient baby bags for utensils necessary for the sanitary upkeep of babies from birth to approximately 18 months old under the trade name Mommy Clutch. We committed to invest up to $100,000 for an 81% ownership interest in the joint venture.

On May 24, 2017, we entered into an agreement with 3N Business Group Inc. to form a new entity designed to establish and operate call center services. We committed to invest $104,000 for an 81% ownership interest in the joint venture.

On May 30, 2017, we entered into an agreement with Iona Management Group to form a new entity designed to execute on a current timber concession, pursue other global timber opportunities and for the expansion of the IMG project management business model. We committed to invest $1,200,000 for a 81% ownership interest in the joint venture.

On June 6. 2017, we entered into an amended agreement to acquire a historic landmark building located in Cedar Key, FL. We intend to form a new entity to establish and operate a Abed and breakfast@ on this property. We committed to purchase this property for $250,000.

On June 12, 2017, we entered into an agreement with Dunns-Josaphine, LLC to form a new entity designed to finance the development/renovation/operation of an existing historic landmark hotel in Miami, FL. We committed to invest $500,000 for a 25% ownership interest in the joint venture.

F-11

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(11) MATERIAL CONTRACTS - OPERATIONS

In July 7, 2017, the Company entered into a contract to acquire Directors and Officers Liability insurance. This contract calls for $10,460 down payment and 10 monthly payments of $10,420 thereafter, for a total premium of $111,577. The insurance coverage has an aggregate annual limit of $2,000,000 with a $500,000 retention. This policy has an optional one year extension period for a premium of 250% of the original annual premium, or $278,925. This insurance will be activated upon the breakage of escrow of the offering.

(12) SUBSEQUENT EVENTS

(a) Convertible Redeemable Promissory Note

In October 2017 we issued a Convertible Redeemable Note with a third party for a total of $5,000. This note has a maturity date of January 1, 2018. It carries a 10% rate of interest. The note are convertible into shares of our common stock at a 60% discount to the trading price of the then quoted market price of the common stock.

(b) Promissory Note

The September 2017 $18,000 promissory note was repaid in October 2017.

F-12

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Social Investment Holdings, Inc.

Date 12/29/2017	By:	/s/ Julius V. Jackson

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

Date 12/29/2017	By:	/s/ Julius V. Jackson

4